CARTER, LEDYARD & MILBURN
                       COUNSELLORS AT LAW
                          2 WALL STREET
                    NEW YORK, NEW YORK  10005


                        February 13, 1996



The Chase Manhattan Bank
  (National Association), as Trustee of
  The First Trust Special Situations
  Trust, Series 140
  Ryan Beck Banking Opportunity Trust, Series 3
770 Broadway - 6th Floor
New York, New York 10003

Attention:     Mr. C. William Steelman
               Executive Vice President


     Re:  The First Trust Special Situations Trust, Series 140
          Ryan Beck Banking Opportunity Trust, Series 3

Dear Sirs:

     We are acting as counsel for The Chase Manhattan Bank (National Association) (the "Trust Company") in connection with the execution and delivery of a Standard Terms and Conditions of Trust dated November 20, 1991, and a related Trust Agreement, dated today's date (collectively, the "Indenture"), among Nike Securities L.P., as Depositor (the "Depositor"); First Trust Advisors L.P., as Evaluator; First Trust Advisors L.P., as Portfolio Supervisor; and the Trust Company, as Trustee (the "Trustee"), establishing The First Trust Special Situations Trust, Series 140 Ryan Beck Banking Opportunity Trust, Series 3 (the "Trust"), and the execution by the Trust Company, as Trustee under the Indenture, of a certificate or certificates evidencing ownership of units (such certificate or certificates and such aggregate units being herein called "Certificates" and "Units"), each of which represents an undivided interest in the Trust, consisting of common stocks (including confirmations of contracts for the purchase of certain obligations not delivered and cash, cash equivalents or an irrevocable letter of credit or a combination thereof, in the amount required for such purchase upon the receipt of such obligations), such obligations being defined in the Indenture as Securities and listed in the Schedule to the Indenture.

     We have examined the Indenture, the Closing Memorandum dated today's date, a specimen Certificate, and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

     1. The Trust Company is a duly organized and existing corporation having the powers of a trust company under the laws of the State of New York.

     2. The Indenture has been duly executed and delivered by the Trust Company and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of the Trust Company.

     3. The Certificates are in proper form for execution and delivery by the Trust Company, as Trustee.

     4. The Trust Company, as Trustee, has duly executed and delivered to or upon the order of the Depositor a Certificate or Certificates evidencing ownership of the Units, registered in the name of the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may deliver such other Certificates, in such names and denominations as the Depositor may request, to or upon the order of the Depositor as provided in the Closing Memorandum.

     5. The Trust Company, as Trustee, may lawfully under the New York Banking Law advance to the Trust amounts as may be necessary to provide monthly interest distributions of approximately equal amounts, and be reimbursed, without interest, for any such advances from funds in the interest account on the ensuing record date, as provided in the Indenture.

     In rendering the foregoing opinion, we have not considered, among other things, whether the Securities have been duly authorized and delivered.

                                        Very truly yours,


                                        CARTER, LEDYARD & MILBURN